Exhibit 12.1

Susquehanna Bancshares, Inc.

Computation of Ratio of Earnings to Fixed Charges

Earnings to Fixed Charges

	Six Months Ended June 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:

+ Pre-tax income	43,793	54,472	121,567	112,438	99,546	89,104	89,063
+ Fixed charges	116,578	94,848	208,645	147,339	110,117	100,993	131,206

Total Earnings	160,371	149,320	330,212	259,777	209,663	190,097	220,269

Total Earnings excluding
Interest on Deposits	68,768	80,200	174,633	163,614	141,261	127,206	137,770

Fixed Charges:

+ Interest on deposits	91,603	69,120	155,579	96,163	68,402	62,891	82,499
+ Other interest expense	23,484	24,288	50,442	48,612	39,339	36,123	46,974
+ (Rents x .33)	1,491	1,440	2,624	2,564	2,376	1,979	1,733

Total Fixed Charges	116,578	94,848	208,645	147,339	110,117	100,993	131,206

Total Fixed Charges excluding
Interest on Deposits	24,975	25,728	53,066	51,176	41,715	38,102	48,707

Earnings to Fixed Charges:

Excluding interest on Deposits	2.75	3.12	3.29	3.20	3.39	3.34	2.83
Including interest on Deposits	1.38	1.57	1.58	1.76	1.90	1.88	1.68